Michael M. Stewart Direct Tel: (405) 235-7747 Direct Fax: (405) 272-5238	michael.stewart@crowedunlevy.com
July 26, 2007

Securities and Exchange Commission Division of Corporation Finance 100 F. Street, NE Washington D.C. 20549-3628 Attn: Mr. H. Christopher Owings

Re:	Harold’s Stores, Inc., Commission File No. 001-10892; Preliminary Proxy Statement on Schedule 14A and Schedule 13E-3 filed on June 5, 2007

Dear Mr. Owings:

This letter provides responses to your letter dated July 2, 2007 relating to your review of the Schedule 14A and Schedule 13E-3 of Harold’s Stores, Inc. (the “Company”) filed with the SEC on June 5, 2007.  Accompanying this letter is Amendment No. 1 to Schedule 13E-3 (“Amendment No. 1”), an amended Preliminary Proxy Statement (the “Proxy Statement”) and marked pages indicating revisions made to the original Preliminary Proxy Statement.

Set forth below are restatements of the numbered comments contained in your letter followed by our response to each such comment.  Capitalized terms used in our responses and not otherwise defined have the meanings set forth in the Proxy Statement.

Schedule 13E-3

General

1.
We note your disclosure on page 36 of the proxy statement that the directors, officers and controlling shareholders of Harold’s Stores, Inc. are considered Filing Persons, however, we note that they are not listed as filing persons on the cover page of the Schedule 13E-3.  Please add them as filing persons on the Schedule 13E-3 and ensure that each of them executes the signature page or tell us why they have been omitted.  We remind you that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements.  We reference Section II.D.3 of our Current Issues and Rulemaking Projects Outline, available at http://www.sec.gov/divisions/corpfin.shtml.

Response:  As provided in Amendment No. 1, all of the persons referenced in the Proxy Statement as Filing Persons have been added to the cover and signature pages of the Schedule 13E-3.

Item 16.  Material to be Filed as Exhibits

2.
We note that throughout your proxy statement you have incorporated by reference information from your most recent annual report on Form 10-K in satisfaction of various disclosure obligations.  Please revise your Schedule 13E-3 to specifically incorporate the

Securities and Exchange Commission
July 26, 2007

Form 10-K by reference as an exhibit to the Schedule pursuant to General Instruction F of Schedule 13E-3.

Response:  As provided in Amendment No. 1, the Company’s most recent annual report on Form 10-K and the Company’s most recent quarterly report on Form 10-Q have been added as exhibits to the Schedule 13E-3.

3.
Please note that each and every report, opinion, consultation, proposal, or presentation, whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3 and must be filed as an exhibit to the Schedule 13E-3 and summarized in the information statement.  We note, for example, disclosure indicating that management selected Willamette Management Associates to prepare a report analyzing the value of the company’s intangible assets.  Please file this report as an exhibit or advise us as to why you believe that this is not materially related to the going private transaction.

Response:  The Oklahoma General Corporation Act requires a company to have adequate surplus in order to pay dividends or to redeem shares of common stock from its shareholders, and the determination of a company’s surplus requires the company’s board of directors to make a good faith determination regarding the value of the company’s assets.  Formal reports and asset appraisals are not required in order to make such a good faith determination, but obtaining formal reports and/or appraisals allows a board of directors to fulfill its fiduciary duties and protects the individual directors from potential liability for breach of such duties if it is later determined that shares were redeemed at a time when a company did not have adequate surplus.

In May of 2006, before the Company determined to consider going dark, the Board of Directors began considering the adequacy of the Company’s statutory surplus for purposes of paying dividends on the outstanding preferred stock.  At that time the Board relied on the reports and estimates of management, and the Board determined that the surplus was inadequate so dividends ceased.  Subsequently, when the Board began to consider going dark, the Board concluded that it would be desirable to have a portion of the Company’s assets, specifically its trademarks, to be valued by a third party and engaged Willamette Management Associates to provide a report valuing only the  Company’s intangible assets (the “WMA Report”).

The WMA Report is not material to the Reverse/Forward Stock Split because: (i) the report values only the Company’s intangible assets, which are a small component of the Company’s total asset base; (ii) the determination of surplus under Oklahoma law does not require a formal report or appraisal; and (iii) the report is not related to the Board’s determination regarding the fairness of the terms of the transaction, including the amount of consideration to be paid to Cashed-Out Shareholders or the fairness to the remaining shareholders.  Additionally, the transaction would most likely occur regardless of whether the WMA Report was obtained.  This is the case because of the willingness of the Company’s Controlling Shareholders to convert debt owed to them by the Company into preferred stock of the Company in amounts necessary to meet the statutorily required surplus levels.  The WMA Report helps allow the Company’s directors to fulfill their fiduciary duties in assessing the Company’s surplus as required by

Securities and Exchange Commission
July 26, 2007

state law and to determine how much debt the Company’s Controlling Shareholders would be asked to convert. Whatever the conclusion of the WMA Report, it would not affect the terms of the transaction.

Proxy Statement

Shareholders Entitled to Vote

4.
Here and on page 5 under “How does the Board of Directors recommend that the shareholders vote?,” please revise to state that because the Controlling Shareholders have indicated their intent to vote all of their shares in favor of the matters being presented at the Annual Meeting, the vote is assured.

Response:  The fact that the vote is assured because the Controlling Shareholders have indicated their intent to vote their shares in favor of the matters being presented is disclosed throughout the Proxy Statement where the Controlling Shareholders’ intentions are discussed.

Proposal 1

General, page 2

5.
We note the disclosure throughout the proxy statement regarding Proposal 1 which indicates that by approving the charter amendment, shareholders are voting to effectuate the reverse and the forward stock split in the same proposal.  In accordance with Rule 14a-4(a)(3), please tell us what consideration you have given to unbundling these amendments to provide shareholders the opportunity to vote on each one separately.  For further guidance, please see the Fifth Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (September 2004).  Specifically, tell us whether shareholder approval of the forward stock split is required under state law.

Response:  A discussion of the consideration given by the Board to the unbundling of the amendments is included on page 3 of the Proxy Statement.

6.
You indicate that the Board has authorized the Reverse Split.  Please revise your disclosure in this section to indicate whether the Board also found the Reverse/Forward Stock Split to be fair to your unaffiliated stockholders.  Refer to Item 1014(a) of Regulation M-A.

Response:  The Board’s determination of the fairness of the Reverse/Forward Stock Split to unaffiliated shareholders is disclosed on page 3 and throughout the Proxy Statement where the fairness of the transaction is discussed.

Securities and Exchange Commission
July 26, 2007

Summary Term Sheet, page 3

What are the purposes of and reasons for the Reverse/Forward Stock Split?

7.
Please revise to explain what you mean when you refer to your “current size and resources, the lack of analyst coverage, the nominal price of [y]our Common Stock” and why those are reasons to engage in the Reverse/Forward stock split.  Otherwise, it would appear that the primary reason the Board considered in engaging in the Reverse/Forward stock split is to reduce the costs of public reporting and internal control compliance.

Response:  The Company’s reasons for the Reverse/Forward Stock Split have been revised and are disclosed on page 4 of the Proxy Statement.

8.
In the fourth bullet point, please clarify how you calculate achieving $100,000 of human resource value.  Also, distinguish this amount from the $5,000 you mention will be realized in the last bullet point as these bullet points would appear to cover similar costs.

Response:  The disclosure provided in the referenced fourth bullet point is provided in the last bullet point of this section on page 5 of the Proxy Statement, and the $100,000 amount provided previously has been deleted.  The disclosure regarding the $5,000 in the referenced last bullet point has been deleted in its entirety from the Proxy Statement.

9.	Please revise the fifth bullet point to be more specific in your discussion of the legal expense that is associated with the Company being registered.

Response:  The discussion of the legal expense associated with the Company being registered has been revised and is disclosed on page 4 of the Proxy Statement.

10.
In addition to the increased reporting and compliance costs, disclose here or under “Background” any other factors related to your operations, current business prospects and recent operating history that influenced the timing of the going private transaction.  Otherwise it is not clear why you chose now, as opposed to some other time, to go private.  See Item 1013 (c) of Regulation M-A.

Response:  The factors that influenced the timing of the Reverse/Forward Stock Spilt are disclosed on pages 4 and 5 of the Proxy Statement and in the “Background” section on page 34.

What are the effects of the Reverse/Forward Stock split on the Company?

11.
We note that you intend to “continue to issue annual reports to shareholders with audited financial statements and other information necessary for the trading of [y]our Common Stock in the pink sheets…”  Here or in an appropriate place in your disclosure, please elaborate upon how this information will differ from what you currently provide and confirm that you have not excluded these costs from the savings you expect to earn as a result of the going private transaction, as discussed above.  Also, explain whether this information will satisfy the minimum amount of information required by Exchange Act Rule 15c2-11, to which you refer on page 9.

Securities and Exchange Commission
July 26, 2007

Response:  A discussion of the information the Company intends to provide to shareholders, how this information is different from the information currently being provided and whether this information satisfies the minimum amount of information for trading of the Company’s Common Stock required by Exchange Act Rule 15c2-11 is provided on page 5 of the Proxy Statement.

How does the Board of Directors recommend that the shareholders vote?

12.
We note that Robert Anderson abstained from voting due to a potential conflict of interest.  Please describe the conflict of interest to which you refer.  Further, because Mr. Anderson abstained, please delete your reference to “unanimous” approval here and throughout your disclosure document.

Response:  Robert Anderson’s potential conflict of interest is disclosed on page 6 and throughout the Proxy Statement where the voting process of the Board is described.  Additionally, references to “unanimous” approval of the Board have been deleted throughout the Proxy Statement where the voting process of the Board is described.

Do the Board of Directors and the Filing Persons believe that the terms of the Reverse/Forward Stock Split…are fair?

13.
We note your disclosure here and throughout your proxy statement indicating that the board of directors “determined that the Reverse/Forward Stock Split and Deregistration Transaction are fair to both the Cashed-Out Shareholders and remaining shareholders.”  Please revise your fairness determination to indicate that the going private transaction or, in this case, the Reverse/Forward Stock Split is fair to unaffiliated shareholders, as required in Item 1014(a) of Regulation M-A.  Please ensure that you have made consistent revisions throughout the proxy statement.

Response:  The disclosure regarding the fairness of the Reverse/Forward Stock Split and the Deregistration Transaction to the shareholders has been revised to address unaffiliated shareholders and is disclosed on page 7 of the Proxy Statement and throughout the Proxy Statement where such fairness is discussed.

14.
In your discussion of the factors considered by the Board in arriving at its fairness determination under “Fairness Determination of the Company and Filing Persons,” please elaborate upon the factors mentioned here.  Specifically, please quantify your current financial position, describe your sources of capital and explain your business and financial prospects

Response:  The discussion of the factors considered by the Board in arriving at its fairness determination has been revised and is disclosed on page 7 of the Proxy Statement.

What potential conflicts of interest are posed by the Reverse/forward Stock Split?

15.	Please clarify your statement that after consummation of the reverse/forward stock split, remaining shareholders may not be afforded “substantial level of liquidity” for their

Securities and Exchange Commission
July 26, 2007

shares of common stock and why this is being addressed in the context of potential conflicts of interest.

Response:  The discussion of liquidity for the shares of Common Stock held by remaining shareholders has been revised and is disclosed on page 8 of the Proxy Statement.

Are there any conditions to the consummation of the Reverse/Forward Stock Split?

16.	Please explain how shareholders will be informed whether the conditions to the consummation of the reverse/forward stock split are met.

Response:  Page 9 of the Proxy Statement contains the requested disclosure.

Special Factors, page 8

Purposes of and Reasons for the Reverse/Forward Stock Split and the Deregistration Transaction, page 8

17.
Please further explain the “limited trading” of your common stock in the second bullet point.  Please also describe the ramifications of a potential listing on the “pink sheets.”  Finally, please elaborate upon why your recent operating performance requires you to reply upon your Controlling Shareholders for additional funding needs.

Response:  Page 10 of the Proxy Statement contains the requested disclosure.

18.	Please balance your disclosure by describing some of the advantages of being a public company that will be lost as a result of deregistration, such as:

•	rights and protections that the federal securities laws give to stockholders of public companies;
•	substantive requirements that the federal securities laws, including the Sarbanes Oxley Act, impose on public companies; and
•	various substantive requirements that the federal securities laws impose on their directors and executive officers, including restrictions on short swing trading.

Response:  Page 10 of the Proxy Statement contains the requested disclosure.

Alternatives Considered by the Board of Directors and Special Committee, page 9

19.
Please provide the basis for the Board’s uncertainty that a sufficient number of shareholders would tender their shares.  Please also quantify the additional costs that would be associated with proceeding with a tender offer.

Response:  Page 12 of the Proxy Statement contains the requested disclosure.

20.
You mention that neither the Board nor the Special Committee considered a going private transaction because the Company does not have the funds available to fund such a transaction.  Considering the reverse stock split itself is considered a going

Securities and Exchange Commission
July 26, 2007

private transaction, please revise to elaborate upon what you are referring to here and, if you mean to state that you did not consider a merger or acquisition, please state this.

Response:  The discussion of the consideration given to a going private transaction has been revised and is disclosed on page 12 of the Proxy Statement.

21.	Please further explain why the controlling shareholders would not approve an asset sale or a business combination.

Response:  Page 12 of the Proxy Statement contains the requested disclosure.

22.
We note that state law does not provide dissenter’s rights in connection with this transaction.  Discuss whether this was a factor in setting the structure of this going private transaction.  That is, explain whether the board considered the lack of dissenter’s rights in choosing the method by which to take the company private and whether dissenter’s rights would have been available if you had chosen a different means to go private.  In the context of the fairness of the going private transaction, please also discuss to what extent, if any, the Board, Special Committee and Filing Persons considered the lack of dissenter’s rights in the context of the procedural fairness of the transaction.

Response:  Page 13 of the Proxy Statement contains the requested disclosure regarding the lack of dissenters’ rights as a factor considered by the Board in its determination to pursue the Reverse/Forward Stock Split, and page 20 of the Proxy Statement contains the requested disclosure regarding appraisal and dissenters’ rights and the procedural fairness of the Reverse/Forward Stock Split.

Effects of the Reverse/Forward Stock Split on Cashed-Out Shareholders, page 12

23.
Please clarify your reference to “far enough in advance” of the effective date of the reverse/forward stock split to provide stockholders with a more definite deadline by when they need to take action.  Further, for purposes of placing this discussion in context, please explain, if accurate, that you intend to effectuate the Reverse Stock Split by counting the number of shares held in the form of record, as opposed to beneficial, ownership.

Response:  Page 15 of the Proxy Statement contains the requested disclosure.

Fairness Determination by the Company and the Filing Persons, page 15

24.
In the first paragraph, you indicate that the members of the Audit committee were appointed to act as a Special Committee of independent directors to consider the fairness of the Reverse/Forward Stock Split and the deregistration transaction.  If the Special Committee found the going private transaction as a whole fair to the Company’s unaffiliated shareholders, please state this and elaborate upon the factors that the Special Committee considered in arriving at this determination.  Alternatively, if the Special Committee determined exclusively the substantive fairness of the going private transaction, as you indicate on page 17, please revise your disclosure to clarify this so that the role of the Special Committee is clear.

Securities and Exchange Commission
July 26, 2007

Response:  Page 18 of the Proxy Statement contains the requested disclosure regarding the factors the Special Committee considered in its determination that the Reverse/Forward Stock Split and Deregistration Transaction is both procedurally and substantively fair to unaffiliated shareholders.

Procedural Fairness, page 16

25.
In the first paragraph, you state that “some of the members of the Board” may have conflicted interests…”  If more than one member of the Board was conflicted, please elaborate to explain, considering your existing disclosure only mentions the conflict of Mr. Anderson

Response:  Page 19 of the Proxy Statement contains the requested disclosure.

26.
Please revise your discussion to more fully explain why the transaction was not structured so that approval of at least a majority of unaffiliated stockholders is required, pursuant to Item 1014(c) of Regulation M-A.  You disclose that approval of a majority of unaffiliated shareholders would “inappropriately place the responsibility for approving or rejecting the transaction in the hands of a relatively small group of shareholders,” however, this statement alone does not appear to support the procedural fairness of the transaction.  Please revise as appropriate.

Response:  Page 20 of the Proxy Statement contains the requested disclosure.

Substantive Fairness, page 17

27.
In the third bullet point, you acknowledge that an insufficient level of liquidity in the trading of your Common Stock “may cause the purchase or sale of shares of [y]our Common Stock to be difficult or impossible.”  Please explain how this factor is one that supports the fairness of the transaction in light of this acknowledgment.

Response:  The disclosure provided in the referenced bullet point is provided in the last bullet point of this section on page 22 of the Proxy Statement.  The disclosure regarding potential insufficient levels of liquidity for shares of Common Stock has been deleted from this section in the Proxy Statement.

28.
Please substantially revise this discussion to disclose how the Board, the Special Committee and the Filing Persons determined the transaction to be substantively fair to the unaffiliated shareholders as you currently provide little information as to how they arrived at their substantive fairness determination.  The factors listed in Instruction 2 to Item 1014 are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed.  To the extent that any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company’s fairness determination.  See Exchange Act Release 17719 (April 13, 1981).  To the extent the Board, Special Committee and/or Filing Persons are relying on the analyses of Southwest Securities to satisfy the requirement to evaluate going concern value and/or the liquidation analysis, then each must specifically adopt the advisor’s analysis and conclusion as its own.  Please revise or advise.  In this regard, it

Securities and Exchange Commission
July 26, 2007

is unclear what consideration was given to the Southwest analyses when determining fairness. Please address.

Response:  Page 23 of the Proxy Statement contains the requested disclosure.

29.
Further, if any of the Instruction 2 factors lead to a higher per share price than what you are offering to shareholders, this fact must be disclosed and explained.  For example, we note that the historical market price of the Company’s shares of Common Stock, as disclosed on page 35, exceeds the price per share being offered in the Reverse/Forward stock split.

Response:  Page 23 of the Proxy Statement contains the requested disclosure.

30.
See your discussion under “How does the Board of Directors recommend that the shareholders vote?”  In the context of arriving at its fairness determination, please discuss to what extent the Board considered that, despite the lack of differentiation of treatment among shareholders, it is usually affiliated shareholders who own a larger percentage and, therefore, are less likely to be cashed out in a going private transaction.

Response:  Pages 7 and 20 of the Proxy Statement contain the requested disclosure.

31.
The substantive fairness determination should address the fairness of the transaction to shareholders who will retain their interest in the company as well as to those who will not.  Therefore, a determination as to the fairness of the reverse stock split ratio should also be discussed.  See Question 19 of Exchange Act Release No. 17719 (April 13, 1981).  Please advise.

Response:  Page 21 of the Proxy Statement contains the requested disclosure.

Summary of Fairness Opinion, page 19

32.
We note disclosure indicating that Southwest Securities reviewed and considered the internal records of the company, including projections, as referred to in the Discounted Cash Flow analysis.  Any non-public information used by Southwest Securities in formulating its fairness opinion should be summarized in the filing.  Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found Southwest’s reliance upon those materials to be reasonable.

Response:  Pages 23 and 30 of the Proxy Statement contain the requested disclosure.

Comparable Public Companies Approach, page 22

33.	Please further explain how the comparable public companies were selected for analysis.

Response:  Page 27 of the Proxy Statement contains the requested disclosure.

Securities and Exchange Commission
July 26, 2007

Discounted Cash Flow Approach, page 25

34.
Please also briefly explain how Southwest Securities determined to utilize a 25-40% range of discount.  We note your explanation as to why a relatively high range was selected but the range of 15% in and of itself seems broad.

Response:  Page 31 of the Proxy Statement contains the requested disclosure.

35.
We note that Southwest Securities believed the transaction was fair to unaffiliated shareholders notwithstanding the fact that the Discounted Cash Flow Analysis resulted in values that exceed the amount being paid in this transaction.  Please revise to explain how they arrived at this determination.  See Q&A 21 in SEC Release No

Response:  Southwest Securities’ belief that the transaction is fair to unaffiliated shareholders notwithstanding the fact that the Discounted Cash Flow Analysis resulted in values exceeding the amount being paid in the Reverse/Forward Stock Split is supported by the discussion regarding the Discounted Cash Flow Analysis, which has been revised as provided on page 31 of the Proxy Statement to disclose that the analysis relies on a number of assumptions, some of which are aggressive considering the Company’s current financial situation.  Because valuations derived from the Discounted Cash Flow Analysis are based on such assumptions, the discussion at page 31 provides that such valuations might not necessarily be indicative of the Company’s actual value.  As discussed on page 32 of the Proxy Statement, no one method of analysis should be regarded as critical to the overall conclusions reached by Southwest Securities.  The conclusions of Southwest Securities are based on all of the various valuation analyses provided in the opinion, taken as a whole, and are based on Southwest Securities’ experience and judgment.

36.
We note your indication that Southwest Securities used the results of the various valuation approaches used “to estimate an implied equity value range of $0.26 to $.30 per share.”  Please revise to disclose how Southwest arrived at this range.

Response:  Similar to the response provided to Comment 35 and as provided on page 32 of the Proxy Statement, the implied equity value range of $0.26 to $.30 per share is based to a degree on Southwest Securities’ experience and judgment, some of which is subjective, in addition to certain qualitative analysis.

Summary Analysis of Recent … Transactions, page 26

37.
We note that Southwest Securities reviewed the premiums in recent transactions for multiple periods.  Did they compare the cash payment in the present transaction to the stock prices for any periods in addition to May 1, 2007 and, if not, why not?

Response:  Page 32 of the Proxy Statement contains the requested disclosure.

Securities and Exchange Commission
July 26, 2007

General Information About the Reverse/Forward Stock Split and Deregistration Transaction, page 28

38.
Please disclose how the Special Committee arrived at the reverse split ratio and cash payment amount.  For example, we note that several ratios were prepared by Southwest Securities, according to the report they filed as Exhibit (c)(1) to the Schedule 13E-3.  If Southwest securities assisted in the determination of the final ratio, please revise to discuss this pursuant to item 1015(b)(5) of Regulation M-A.

Response:  Page 36 of the Proxy Statement contains the requested disclosure.

Financing of the Reverse Stock Split, page 32

39.
Please revise this discussion to provide additional information regarding the terms of the Subordinated Loan Agreement, including the interest rate, any collateral used to secure the loan, etc.  See Item 1007(d) of regulation M-A.

Response:  Page 38 of the Proxy Statement contains the requested disclosure.

The Filing Persons of the Company, page 36

40.	Please identify the natural person(s) who controls Inter-Him N.V. via voting or investment power.

Response:  Page 42 of the Proxy Statement contains the requested disclosure.

Financial Statements, page 39

41.	Please update this summary information to reflect the information provided in your most recent quarterly report filed on June 19, 2007

Response:  Page 44 of the Proxy Statement contains the requested disclosure.

42.	Please confirm that you will deliver the information incorporated by reference to shareholders at the same time as you send them the proxy statement.

Response:  Page 44 of the Proxy Statement contains the requested disclosure.

Proxy

43.	Please revise your proxy card to provide the means for shareholders to withhold their authority to vote for the director nominees. See Rule 14a-4(b)(2).

Response:  The proxy card provided with the Proxy Statement has been revised to allow shareholders to withhold their authority to vote for the director nominees.

Securities and Exchange Commission
July 26, 2007

In addition to revisions to the Proxy Statement to address the SEC’s comments, additional clerical revisions have been made to the Proxy Statement where such revisions were believed to be necessary, including the removal of Ronus, Inc. as a filing person.  The Section 13D group consisting of the Controlling Shareholders does not list Ronus, Inc. as a reporting person on its Schedule 13D due to it being an entity controlled entirely by other Controlling Shareholders who are listed as Filling Persons in the Proxy Statement. Other changes to the Filing Persons disclosure, which include the removal of Eva M. Gordon and Mary E. Davich and the inclusion of Cherryl Sergeant, are a result of the Company’s determination of who should be considered an “executive officer” of the Company as the term is defined in Rule 3b-7 of the Exchange Act.  The amended Proxy Statement reflects such revisions.  In connection with responding to the SEC’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (405) 235-7747 if you have any questions or need additional information.

Very truly yours,

Michael M. Stewart
For the Firm